

Mail Stop 3720

July 17, 2007

Mr. Patrick K. Pesch
Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway
Suite 600
Hoffman Estates, Illinois 60169

Re: **Career Education Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed March 1, 2007
                File No. 0-23245

Dear Mr. Pesch:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Contractual Obligations, page 81

1. Please disclose your interest payment obligations in the table.

Consolidated Statement of Cash Flows, page F-6

2. Please present the provision for doubtful accounts as a reconciling item.

3. Please tell us where you classified the discontinued operations cash flows in the consolidated statement of cash flows.

b. Reclassification, page F-7

4. Please tell us why the "net presentation" is appropriate. It is unclear to us whether the "net presentation" and the "gross presentation" are both acceptable accounting under GAAP. Include in your response references to the appropriate accounting literature.

f. Revenue Recognition, page F-9

5. Please tell us and disclose your accounting policy for registration fees.

6. Please tell us how you are accounting for the tuition refunds and the basis for your accounting. Also, tell us how you determine the refund amount based on your refund policy and applicable federal and state law and accrediting agency standards.

7. Please refer to the last paragraph on page F-10. Tell us why it is appropriate to account for the "single charge" as a single unit of accounting for revenue recognition. Include in your response references to the appropriate accounting literature.

8. Please tell us how you considered the extended payment plans disclosed on page 59 in determining the accounting for the related tuition revenue. Also, tell us how you concluded that collectibility is reasonably assured on these students receivables.

g. Cash and Cash Equivalents, page F-10

9. Although you received the Title IV Program funds, we note that you do not recognize these funds as restricted cash balances until all restrictions have lapsed. Please tell us why these funds are not recognized until all restrictions have lapsed.

i. Investments, page F-11

10. We note that you classify investments with terms greater than one year as a current asset because you can generally divest these investments 30 days from the purchase date. Please tell us what is meant by "generally" and why the current asset classification is appropriate under GAAP.

l. Goodwill and Indefinite-Lived Intangible Assets, page F-11

11. Please identify your reporting units and tell us how these reporting units were determined under paragraph 30 of SFAS 142 and EITF D-101.

r. Deferred Rent Obligations, page F-12

12. Please tell us why tenant improvement allowances are recognized as leasehold improvement asset and deferred rent obligation. It appears to us that the tenant improvement allowances due or received from lessors should be recognized as a receivable or cash and deferred rent obligation. We note that you recognized the cash outflow as a capital expenditure (investing activity) and cash inflow as operating activities.

v. Recourse Loan Fees, page F-14

13. Please tell us why it is appropriate to classify the discount fees amortization as a reduction of tuition revenue. Include in your response references to the appropriate accounting literature.

4. Discontinued Operations, page F-16

14. We note that you "expect to have no significant continuing involvement with the entities after they have been sold." Based on this disclosure, please tell us why your accounting is appropriate under paragraph 42 of SFAS 144.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director